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                                                                     EXHIBIT 99


                                February 14, 2001


Thomas Kinkade
P.O. Box 111177
Campbell, CA 95011-1177


Dear Mr. Kinkade:

    We have received your letter of February 5, 2001 in which you advised Media Arts Group, Inc. ("Media Arts Group") that you have made progress in arranging financing for your October 17, 2000 proposal to purchase all of the common stock of Media Arts Group not already owned by you or your affiliates for $6.25. As you are aware, the Board of Directors of Media Arts Group has formed a Special Committee of the Board to consider, among other things, your proposal. The Special Committee has concluded that your $6.25 proposal is inadequate, but will consider any firm offer from you or another third party that is adequate.

                                          Very truly yours,


                                          Special Committee of the Board
                                          Media Arts Group, Inc.